UNITED STATES OF AMERICA
        BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.


       In the Matter of
                                       CERTIFICATE PURSUANT
    Entergy Arkansas, Inc.                  TO RULE 24

       File No. 70-8001

Public Utility Holding Company

          Act of 1935


Entergy Arkansas, Inc.           Entergy Louisiana, Inc.
425 West Capitol Avenue          639 Loyola Avenue
Little Rock, Arkansas  72201     New Orleans, Louisiana  70113

Entergy Mississippi, Inc.        Entergy New Orleans, Inc.
308 East Pearl Street            639 Loyola Avenue
Jackson, Mississippi  39201      New Orleans, Louisiana  70113

                     System Fuels, Inc.
                       350 Pine Street
                   Beaumont, Texas  77701

           This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by Entergy Arkansas, Inc. ("EAI") in the Application-Declaration on form U-1 in the above file, as amended, have been executed during the
third   quarter  1996  in  accordance  with  the  terms   and
conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Securities and Exchange Commission ("Commission") with respect thereto dated June 13, 1995 (Release No. 70-8001).

          The following table describes the transactions that have been executed by Entergy Arkansas Inc. ("EAI") during the third quarter 1996.

                    Date     Expiration Number of      Rent
Transaction/Party  Executed     Date     Railcars  Railcar/Mo.
-----------------  --------  ---------- ---------  -----------
Subleases
---------
No new railcar subleases have been initiated during Third
Quarter 1996.


Assignment
----------

Exhibits and Financial Statements
---------------------------------

Leases: All  executed  leases  are similar  to  the  Master
------  Railcar Lease submitted for reference January  10,
        1996.

Assignments:
-----------

           IN WITNESS WHEREOF, Entergy Arkansas, Inc. has caused this certificate to be executed this 9th day of October, 1996.

                            Entergy Arkansas, Inc.
                            Entergy Louisiana, Inc.
                            Entergy Mississippi, Inc.
                            Entergy New Orleans, Inc.


                            By: /s/ William J. Regan, Jr.
                                   William J. Regan, Jr.
                                Vice President and Treasurer




                            System Fuels, Inc.


                            By:  /s/ William J. Regan, Jr.
                                    William J. Regan, Jr.
                                Vice President, Treasurer and
                                     Assistant Secretary